UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Savanna East Africa, Inc.
(formerly, Nova Energy, Inc.)
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

69325X100
(CUSIP Number)

May 23, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 69325X100
1	Names of reporting persons Tonaquint, Inc. (87-0285597)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,988,912 *
	6	Shared voting power
	7	Sole dispositive power 4,988,912 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,988,912 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* On the date of the event which requires filing of this Statement, reporting person Tonaquint, Inc. (“Tonaquint”) had rights (i) to convert part of a certain Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to purchase shares of the Issuer’s common stock pursuant to a certain Warrant to Purchase Shares of Common Stock, both of which are described in Item 4 of this Statement.  Such rights, if fully exercised, would have resulted in the issuance to Tonaquint of a number of shares of the Issuer’s common stock in excess of a 9.99% cap, set forth in such instruments, on Tonaquint’s ownership of the Issuer’s common stock.  Under this cap, the maximum number of shares of the Issuer’s common stock issuable to Tonaquint was 4,988,912 shares, based on 49,939,060 outstanding shares of the Issuer’s common stock as of April 25, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 16, 2011.

SCHEDULE 13G

CUSIP No. 69325X100
1	Names of reporting persons Utah Resources International, Inc. (87-0273519)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,988,912 *
	6	Shared voting power
	7	Sole dispositive power 4,988,912 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,988,912 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* Reporting person Utah Resources International, Inc. is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights (i) to convert part of a certain Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to purchase shares of the Issuer’s common stock pursuant to a certain Warrant to Purchase Shares of Common Stock, both of which are described in Item 4 of this Statement.  Such rights, if fully exercised, would have resulted in the issuance to Tonaquint of a number of shares of the Issuer’s common stock in excess of a 9.99% cap, set forth in such instruments, on Tonaquint’s ownership of the Issuer’s common stock.  Under this cap, the maximum number of shares of the Issuer’s common stock issuable to Tonaquint was 4,988,912 shares, based on 49,939,060 outstanding shares of the Issuer’s common stock as of April 25, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 16, 2011.

SCHEDULE 13G

CUSIP No. 69325X100
1	Names of reporting persons Inter-Mountain Capital I Corp. (36-4075407)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,988,912 *
	6	Shared voting power
	7	Sole dispositive power 4,988,912 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,988,912 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights (i) to convert part of a certain Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to purchase shares of the Issuer’s common stock pursuant to a certain Warrant to Purchase Shares of Common Stock, both of which are described in Item 4 of this Statement.  Such rights, if fully exercised, would have resulted in the issuance to Tonaquint of a number of shares of the Issuer’s common stock in excess of a 9.99% cap, set forth in such instruments, on Tonaquint’s ownership of the Issuer’s common stock.  Under this cap, the maximum number of shares of the Issuer’s common stock issuable to Tonaquint was 4,988,912 shares, based on 49,939,060 outstanding shares of the Issuer’s common stock as of April 25, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 16, 2011.

SCHEDULE 13G

CUSIP No. 69325X100
1	Names of reporting persons JFV Holdings, Inc. (36-4426825)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,988,912 *
	6	Shared voting power
	7	Sole dispositive power 4,988,912 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,988,912 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights (i) to convert part of a certain Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to purchase shares of the Issuer’s common stock pursuant to a certain Warrant to Purchase Shares of Common Stock, both of which are described in Item 4 of this Statement.  Such rights, if fully exercised, would have resulted in the issuance to Tonaquint of a number of shares of the Issuer’s common stock in excess of a 9.99% cap, set forth in such instruments, on Tonaquint’s ownership of the Issuer’s common stock.  Under this cap, the maximum number of shares of the Issuer’s common stock issuable to Tonaquint was 4,988,912 shares, based on 49,939,060 outstanding shares of the Issuer’s common stock as of April 25, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 16, 2011.

SCHEDULE 13G

CUSIP No. 69325X100
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,988,912 *
	6	Shared voting power
	7	Sole dispositive power 4,988,912 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 4,988,912 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) IN

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).

On the date of the event which requires filing of this Statement, Tonaquint had rights (i) to convert part of a certain Secured Convertible Promissory Note into shares of the Issuer’s common stock and (ii) to purchase shares of the Issuer’s common stock pursuant to a certain Warrant to Purchase Shares of Common Stock, both of which are described in Item 4 of this Statement.  Such rights, if fully exercised, would have resulted in the issuance to Tonaquint of a number of shares of the Issuer’s common stock in excess of a 9.99% cap, set forth in such instruments, on Tonaquint’s ownership of the Issuer’s common stock.  Under this cap, the maximum number of shares of the Issuer’s common stock issuable to Tonaquint was 4,988,912 shares, based on 49,939,060 outstanding shares of the Issuer’s common stock as of April 25, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 16, 2011.

ITEM 1	(a)	Name of Issuer: Savanna East Africa, Inc. (formerly, Nova Energy, Inc.)

(b)	Address of Issuer’s Principal Executive Offices: 2520 South Third Street #206 Louisville, KY 40208

ITEM 2	(a)
Name of Person Filing:

This report is filed by Tonaquint, Inc., Utah Resources International, Inc., Inter-Mountain Capital I Corp., JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601

(c)
Citizenship:

Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 69325X100

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.

❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

❑	d.	Investment company registered under Section 8 of the Investment Company Act.

❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

On May 23, 2011, reporting person Tonaquint, Inc. (“Tonaquint”) paid $211,315.07 to the Issuer in full payment of the outstanding principal and accrued interest on that certain Mortgage Note #1 issued by Tonaquint in favor of the Issuer on April 5, 2010, as disclosed in the Issuer’s Current Report on Form 8-K filed on April 19, 2010.  As a result, Tonaquint became eligible to convert into shares of the Company’s common stock a tranche in an amount equal to $220,000, under that certain Secured Convertible Promissory Note issued by the Issuer in favor of Tonaquint on April 5, 2010 (the “Convertible Note”), as disclosed in the Issuer’s Current Report on Form 8-K filed on April 19, 2010.  The conversion price for such conversion is determined by dividing the $220,000 conversion amount by 70% of the average volume-weighted average price (“VWAP”) for the three trading days with the lowest VWAPs during the 20 trading days immediately preceding the conversion date (the “Conversion Price”).

The $220,000 tranche described above is in addition to an initial tranche of $126,500 that was immediately convertible as of April 5, 2010, by Tonaquint into shares of the Issuer’s common stock, also at the Conversion Price and pursuant to the Convertible Note.

In connection with the Convertible Note, the Issuer also granted to Tonaquint a Warrant to Purchase Shares of Common Stock (the “Warrant”) on April 5, 2010, as disclosed in the Issuer’s Current Report on Form 8-K filed on April 19, 2010.  Under the Warrant, Tonaquint had a right to purchase a number of shares of the Issuer’s common stock equal to $200,000 divided by the closing bid price of the Issuer’s common stock for the trading day immediately preceding the exercise date.  The exercise price for the Warrant is the lesser of (i) 70% of the closing bid price of the Issuer’s common stock for the three trading days with the lowest closing bid price during the 20 trading days immediately prior to the exercise date or (ii) $1.00 per share of the Issuer’s common stock.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2012	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	JOHN M. FIFE /s/ John M Fife

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Savanna East Africa, Inc. (formerly, Nova Energy, Inc.), and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: January 19, 2012	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: January 19, 2012	JOHN M. FIFE /s/ John M Fife